SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: August 23, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: + 31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On August 9, 2002 Koninklijke Ahold N.V. issued a press release concerning its assumption of the full ownership of Disco Ahold International Holdings N.V., a copy of which is attached here to as Exhibit 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: August 23, 2002

By: ____________________
Name: C.H. van der Hoeven
Title: President

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit Description

1. Press release "Ahold assumes full ownership of Disco Ahold International Holdings" dated August 9, 2002

Ahold

Press Release

Royal Ahold
Public Relations

Date: August 9, 2002
For more information: +31 75 659 57 20

Ahold assumes full ownership of Disco Ahold International Holdings

Zaandam, The Netherlands, August 9, 2002 – Ahold, the international food retailer and foodservice operator, today announced it has assumed full control of Disco Ahold International Holdings (DAIH), its former Latin American joint venture company with Velox Retail Holdings (VRH).

Ahold announced its intention on July 17 to terminate its shareholders' agreement with VRH. Following VRH's July 16 default on outstanding indebtedness owed to certain banks, Ahold was required to take over loans and purchase substantially all of VRH's shares in DAIH for a total consideration of approximately USD 490 million. The aforementioned requirements have now been met and the agreement between VRH and Ahold has been brought to a formal close. As a consequence, Ahold's direct stake in DAIH has increased from approximately 66% to 100%.

The takeover of loans and purchase of VRH's shares in DAIH will generate a substantial charge in the second quarter of 2002 under Dutch and U.S. GAAP estimated at Euro 350 – 450 million, as the amount paid exceeds the fair value of the DAIH shares.

Disco Ahold International Holdings operates over 350 supermarkets in four Latin American countries: Argentina, Chile, Peru and Paraguay. Ahold now wholly owns 236 Disco supermarkets in Argentina with 2001 sales of Euro 2.1 billion. In addition, Ahold has a 70% stake in 117 Santa Isabel supermarkets in Chile (76), Peru (30) and Paraguay (11) with 2001 sales of Euro 771 million.

Ahold Public Relations: +31.75.659.5720
Mobile: Annemiek Louwers, tel.: +31.6.53.98.16.06, Nick Gale: +31.6.55.77.22.83.

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to, (implicit) statements as to expected charges and estimates in respect of fair value of certain shares, expected increases in sales, operating results and market shares, estimates in respect of earnings (growth) and earnings per share, and synergies to be realized from announced acquisitions. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the effect of general economic conditions, and changes in interest rates in the countries in which Ahold operates, particularly in Latin America, increased competition in the markets in which Ahold operates, changes in marketing methods utilized by competitors, difficulties encountered in the integration of new acquisitions, the behavior of other market participants and the actions of government regulators. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. dollar and the Argentine peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
